If undeliverable please return to:
Computershare Investor Services Pty Limited
GPO Box 782
Melbourne Vic 3001
Australia

POSTAGE
PAID
AUSTRALIA

SAMPLE CUSTOMER
SAMPLE STREET
SAMPLE STREET
SAMPLE STREET
SAMPLE STREET
SAMPLETOWN TAS 7000



bhpbilliton
resourcing the future



Company reports online

Access 2009 Annual Report, Summary Review, Notice of Meeting, Sustainability Summary Report and other information online – visit *bhpbilliton.com*

Vote online

Visit *bhpbilliton.com* and select 'vote online'

BHP Billiton Limited Shareholder Pack 2009

043424_00V88H



All Registry communications to:
BHP Billiton Share Registry
C/- Computershare Investor Services Pty Limited
GPO Box 782
Melbourne Victoria 3001
Australia

Questions from Shareholders

The Annual General Meeting (AGM) of BHP Billiton Limited will be held at the Brisbane Convention & Exhibition Centre, Corner Merivale & Glenelg Streets, South Bank, Brisbane Queensland on Thursday 26 November 2009 at 10:30am (Brisbane time). Shareholders who are unable to attend the meeting or who may prefer to register questions in advance, are invited to do so. This form is provided as a convenient way to submit any questions you may have.

Please return your completed question form to our Share Registry, C/- Computershare Investor Services Pty Limited, GPO Box 782, Melbourne VIC 3001, or by facsimile to 1800 783 447 (outside Australia +61 3 9473 2555) at least 5 business days before the AGM. The envelope provided for the return of your proxy form may also be used for this purpose. Alternatively, you can email the Share Registry at web.queries@computershare.com.au

You may also submit written questions to the auditor if the questions are relevant to the content of the auditor's report or the conduct of the audit of the financial report to be considered at the AGM.

We will endeavour to address the more frequently raised questions during the course of the AGM. If time does not permit us to address all frequently raised questions at the AGM we will prepare responses and make these available on our website.

Question(s):   Please mark ☒ if it is a question directed to the Auditor

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2.

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5.



I 1234567890

Thank you for your time.

BHP Billiton Limited
A member of the BHP Billiton Group
which is headquartered in Australia
Registered in Australia ABN 49 004 028 077

 B H P B

043424_00V88H

BHP Billiton Limited
Registered in Australia
ABN 49 004 028 077

Proxy Form



All correspondence to:
Computershare Investor Services Pty Limited
GPO Box 782 Melbourne
Victoria 3001 Australia
Enquiries (within Australia) 1300 656 780
(outside Australia) +61 3 9415 4020
Facsimile (within Australia) 1800 783 447
Facsimile (outside Australia) +61 3 9473 2555
www.computershare.com

000001
000
BHP
MR JOHN SMITH 1
FLAT 123
123 SAMPLE STREET
THE SAMPLE HILL
SAMPLE ESTATE
SAMPLEVILLE VIC 3030

Securityholder Reference Number (SRN)

I 1234567890 IND

LODGEMENT OF YOUR PROXY FORM

This proxy form must be received by 11.30 am (Melbourne time) on Tuesday, 24 November 2009
Any proxy form (and any Power of Attorney under which it is signed) received after that time will not be valid for the scheduled meeting.

How to complete this proxy form

If you are unable to attend the Annual General Meeting to be held in Brisbane on Thursday, 26 November 2009 at 10.30 am (Brisbane time), you are encouraged to appoint a person or body corporate who will attend as your proxy and exercise your right to vote your shares. Note that if you appoint a body corporate as your proxy, the body corporate should appoint a person as its representative at the Annual General Meeting in accordance with section 250D of the Corporations Act.

Appointment of a second proxy

A shareholder is entitled to appoint up to two persons (whether shareholders or not) to attend the meeting and vote. A separate proxy form should be used for each proxy appointment. An additional proxy form will be supplied on request.

Any questions?

Telephone: (within Australia) 1300 656 780; (outside Australia) +61 3 9415 4020 if you have any questions on how to complete this proxy form or you would like an additional proxy form.

Directing your proxy how to vote

If you wish to direct your proxy how to vote (or not to cast any vote) on any resolution, place a mark ("X") in the "For", "Against" or "Abstain" box.
If you mark more than one box on a resolution, your vote on that resolution will be invalid. If you mark the Abstain box for a particular resolution, you are directing your proxy not to vote on your behalf on a poll and your votes will not be counted in computing the required majority.

Signing instructions

You must sign this proxy form as follows in the spaces provided:
Individual: where the holding is in one name, the proxy form must be signed by the shareholder or the shareholder's attorney.
Joint holding: where the holding is in more than one name, all of the shareholders should sign.
Power of Attorney: to sign under Power of Attorney, you must have already lodged the Power of Attorney with the share registry for notation. If you have not previously lodged this document for notation, please attach a certified photocopy of the Power of Attorney to this proxy form when you return it.
Companies: where the company has a Sole Director who is also the Sole Company Secretary, this proxy form must be signed by that person. If the company (pursuant to section 204A of the Corporations Act 2001) does not have a Company Secretary, a Sole Director can sign alone. Otherwise this proxy form must be signed by a Director jointly with either another Director or a Company Secretary. Please indicate the office held by signing in the appropriate place.
If a representative of a company shareholder or a company proxy is to attend the meeting the appropriate 'Appointment of Corporate Representative Form' should be produced prior to admission. This form may be obtained from BHP Billiton Limited's share registry.

Internet voting: go to www.bhpbilliton.com, and select Vote online and follow the prompts and instructions. To access this service you will need your Securityholder Reference Number (SRN) or Holder Identification Number (HIN) which is printed on the top right hand corner of this proxy form.

Documents may be lodged:









VIA THE INTERNET
www.bhpbilliton.com
(refer internet voting instructions above)

BY FAX
Within Australia 1800 783 447
Outside Australia +61 3 9473 2555

BY MAIL
Share Registry
Computershare Investor Services Pty Limited
GPO Box 782
Melbourne Victoria 3001 Australia

IN PERSON
Share Registry
Computershare Investor Services Pty Limited, 452 Johnston Street, Abbotsford
Melbourne Victoria 3067 Australia

BHPB

043424_00V88H

MR JOHN SMITH 1
FLAT 123
123 SAMPLE STREET
THE SAMPLE HILL
SAMPLE ESTATE
SAMPLEVILLE VIC 3030





Securityholder Reference Number (SRN)

I 1234567890 IND

bhpbilliton
resourcing the future

Appointment of Proxy

I/We being a member/s of BHP Billiton Limited and entitled to attend and vote hereby appoint

X the Chairman of the Meeting (mark box with an 'X') **OR** [ ] Write here the name of the person (or body corporate) you are appointing if this person **is someone other than** the Chairman of the Meeting.

or failing attendance at the meeting of the person or body corporate named above, or if no person is named, the Chairman of the Meeting, to act generally at the Meeting on my/our behalf and to vote in accordance with the directions on this proxy form or, if no directions have been given, as he or she sees fit, at the Meeting of BHP Billiton Limited to be held at the Brisbane Convention & Exhibition Centre, Corner Merivale and Glenelg Streets, South Bank, Brisbane on Thursday 26 November 2009 at 10:30am (Brisbane time) and at any adjournment thereof.

Please Note: to fully inform shareholders in exercising their right to vote, please be aware that if you appoint the Chairman as your proxy and provide no directions on how to vote, the Chairman intends to vote available proxies in the manner set out beside each resolution:

Voting directions to your proxy

Please mark X (within the box) to indicate your directions

			For	Against	Abstain
For	1	To receive the 2009 Financial Statements and Reports for BHP Billiton Limited and BHP Billiton Plc	☐	☐	☐
For	2	To re-elect Mr Carlos Cordeiro as a Director of BHP Billiton Limited and BHP Billiton Plc	☐	☐	☐
For	3	To re-elect Mr David Crawford as a Director of BHP Billiton Limited and BHP Billiton Plc	☐	☐	☐
For	4	To re-elect The Hon E Gail de Planque as a Director of BHP Billiton Limited and BHP Billiton Plc	☐	☐	☐
For	5	To re-elect Mr Marius Kloppers as a Director of BHP Billiton Limited and BHP Billiton Plc	☐	☐	☐
For	6	To re-elect Mr Don Argus as a Director of BHP Billiton Limited and BHP Billiton Plc	☐	☐	☐
For	7	To elect Mr Wayne Murdy as a Director of BHP Billiton Limited and BHP Billiton Plc	☐	☐	☐
For	8	To reappoint KPMG Audit Plc as the auditor of BHP Billiton Plc	☐	☐	☐
For	9	To renew the general authority to issue shares in BHP Billiton Plc	☐	☐	☐
For	10	To renew the disapplication of pre-emption rights in BHP Billiton Plc	☐	☐	☐
For	11	To approve the repurchase of shares in BHP Billiton Plc	☐	☐	☐
	12	To approve the cancellation of shares in BHP Billiton Plc held by BHP Billiton Limited on each of the following dates:			
For		(i) 30 April 2010	☐	☐	☐
For		(ii) 17 June 2010	☐	☐	☐
For		(iii) 15 September 2010	☐	☐	☐
For		(iv) 11 November 2010	☐	☐	☐
For	13	To approve the 2009 Remuneration Report	☐	☐	☐
For	14	To approve the grant of awards to Mr Marius Kloppers under the GIS and the LTIP	☐	☐	☐

PLEASE SIGN HERE

This section *must* be signed in accordance with the instructions overleaf to enable your directions to be implemented.

Individual or Securityholder 1	Securityholder 2	Securityholder 3
Individual/Sole Director and Sole Company Secretary	Director	Director/Company Secretary

Contact Name ____________ Contact Daytime Telephone ____________ Date ___ / ___ / ___



B H P B 0 4 3 4 2 4 A XX 043424_00V88H



In addition to signing the proxy form in the above box(es) please provide the information above in case we need to contact you.